Exhibit 12.1

Cable Design Technologies Corporation

	Years Ended July 31,
Description	1999	2000	2001	2002	2003
	(dollars in thousands)
Fixed Charges

1. Interest expensed and capitalized	$13,530	$12,295	$9,448	$6,914	$5,495

2. Amortization of deferred financing expenses	338	390	387	431	1,350

3. An estimate of the interest factor in rental expense	1,249	1,333	1,480	1,901	1,797

Total Fixed Charges	$15,117	$14,018	$11,315	$9,246	$8,642

Earnings

1. Pre-tax income (loss) from continuing operations before minority interests	$45,668	$75,815	$38,083	$9,691	$(1,152)

2. Fixed charges	15,117	14,018	11,315	9,246	8,642

3. Amortization of Capitalized Interest (less interest capitalized)	5	8	8	8	8

Total Earnings	$60,790	$89,841	$49,406	$18,945	$7,498

Ratio of Earnings to Fixed Charges	4.02x	6.41x	4.37x	2.05x	—	(a)

(a)	For the year ended July 31, 2003, fixed charges exceeded earnings by approximately $1.1 million.